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                           SCHEDULE 14A INFORMATION

              Consent Statement Pursuant to Section 14(a) of the
                        Securities Exchange Act of 1934

Filed by the Registrant [_]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[_]  Preliminary Consent Statement       [_]  CONFIDENTIAL, FOR USE OF THE
                                              COMMISSION ONLY (AS PERMITTED BY
                                              RULE 14A-6(E)(2))

[X]  Definitive Consent Statement

[_]  Definitive Additional Materials

[_]  Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

                           Oregon Steel Mills, Inc.
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               (Name of Registrant as Specified In Its Charter)

      Committee to Restore Shareholders Value at Oregon Steel Mills, Inc.
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   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):

[X]  No fee required

[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.


     (1) Title of each class of securities to which transaction applies:

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     (2) Aggregate number of securities to which transaction applies:

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     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

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     (4) Proposed maximum aggregate value of transaction:

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     (5) Total fee paid:

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[_]  Fee paid previously with preliminary materials.

[_]  Check box if any part of the fee is offset as provided by Exchange
     Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount Previously Paid:

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     (2) Form, Schedule or Registration Statement No.:

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     (3) Filing Party:

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     (4) Date Filed:

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Notes:

      COMMITTEE TO RESTORE SHAREHOLDER VALUE AT OREGON STEEL MILLS, INC.
                        1429 G STREET, N.W., SUITE 245
                             WASHINGTON, DC  20005
                                (888) 235-2465


                               January 29, 1999


Dear Fellow Shareholder:

     As you may be aware, the Committee to Restore Shareholder Value at Oregon Steel Mills, Inc. (the "Committee") is soliciting consents from holders of common stock of Oregon Steel Mills, Inc. (the "Company") urging the Company to implement three corporate governance proposals (the "Proposals"). Enclosed are materials discussing the Proposals, including a consent solicitation statement and GOLD consent card.

     You may have already received a consent solicitation statement and GOLD consent card from the Committee. In that solicitation statement, the Committee stated that the record date for this consent solicitation was December 14, 1998, based on the delivery of an executed consent card (the "Crabbe Huson Consent Card") by Committee member The Crabbe Huson Group, Inc. The Company has challenged the validity of the Crabbe Huson Consent Card, and asserts that delivery of the next-delivered consent card on December 30, 1998 (the "New Record Date") established that date as the record date for this consent solicitation.

     Without waiving any rights, in the interest of avoiding delay and uncertainty, the Committee has decided to rely on the Company's determination that December 30, 1998 is the record date for this consent solicitation. ACCORDINGLY, PERSONS OWNING SHARES OF THE COMPANY'S COMMON STOCK ("SHARES") AS OF DECEMBER 30, 1998 ARE ENTITLED TO EXECUTE GOLD CONSENT CARDS.

     The Committee believes that signed, dated and delivered GOLD consent cards are valid even if dated before December 30, 1998, assuming such cards (a) are signed by persons who are record holders as of December 30, 1998, (b) are delivered to the Company within 60 days of the earliest-dated consent delivered to the Company, and (c) meet other requirements of Delaware law. However, to avoid any risk of the Company disputing the validity of such GOLD consent cards, the Committee urges all persons holding Shares on the New Record Date to execute
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and return the enclosed GOLD consent cards in favor of the Proposals, regardless
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of whether they already executed and returned a GOLD consent card.  For further
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discussion, see the section of the enclosed solicitation statement entitled
"Effect of New Record Date on Executed and Returned Gold Consent Cards."

 If you have any questions or need assistance, please contact the Committee at
                               (888) 235-2465.